QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

[DRAXIS LOGO]

For Immediate Release
September 03, 2003

DRAXIMAGE Presents New Data on Infection Imaging at EANM 2003

Poster Presentation Identified by EANM as "Meeting Highlight"

        AMSTERDAM—September 3, 2003—DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health, Inc. (TSX: DAX, Nasdaq: DRAX) presented new data on infection imaging at the European Association of Nuclear Medicine (EANM) Annual Congress in Amsterdam, on August 27th. Dr. George Desypris, Director of Clinical Development, DRAXIMAGE, presented data on "The Effect of Dilution of Reconstituted INFECTON® on Whole Body Biodistribution and Uptake at Site of Infection in the Rat." The paper was also cited as one of the "conference highlights" during the meeting's final summary lecture.

        The presentation discussed 99mTc-ciprofloxacin (INFECTON®), which is currently in Phase II clinical development by DRAXIMAGE as an important new infection imaging agent. The poster presented the results of an investigation that examined significant differences in liver uptake levels that have previously been seen between clinical and rodent studies. One difference singled out during these investigations is that the excessive use of a saline diluent in some rodent studies may lead to a change in pH and that the observed high liver uptake of INFECTON® in rodents is an artifact attributable to such pH changes.

        "The significance of this poster presentation is that it answers the question asked by many in the scientific community as to why some investigators report liver uptake for INFECTON® while others do not" said Dr. Richard Flanagan, President of DRAXIMAGE. "The results of DRAXIMAGE's investigation indicate that INFECTON® should not be diluted after reconstitution to avoid any changes in the biodistribution pattern."

        INFECTON® combines the widely used antibiotic, ciprofloxacin, with Technetium (99mTc), the most commonly used radioisotope in nuclear medical imaging. DRAXIMAGE's INFECTON™ Kit for the preparation of 99mTc-ciprofloxacin is a diagnostic radiopharmaceutical that has the potential to selectively distinguish infection from inflammation by binding directly with an essential component of the bacterial DNA replication system.

About DRAXIMAGE Inc.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant for treating prostate cancer. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON®, currently in Phase II for imaging infection.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in 2002 in excess of US$38 million.

About EANM

        The European Association of Nuclear Medicine (EANM) was established in 1985 by the merging of the "Society of Nuclear Medicine—Europe" and the "European Nuclear Medicine Society". Its members are physicians, scientists, technologists or other persons working in Nuclear Medicine or related fields.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:
 DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

QuickLinks

DRAXIMAGE Presents New Data on Infection Imaging at EANM 2003